SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - Ambev, in connection with the Notice to Shareholders dated June 9, 2011, hereby publicly informs that the remaining unsubscribed shares deriving from the capital increase approved at the Extraordinary General Shareholders’ Meeting held on April 29, 2011 will be distributed among all shareholders who exercised their preemptive rights, in the proportion of 2.261881847% and 8.641217197%, respectively, of the common and preferred shares subscribed and paid-in by the shareholders during the subscription period.

For any questions regarding this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, June 10, 2011.

Nelson José Jamel

Investor Relations’ Officer

Companhia de Bebidas das Américas – Ambev

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer